Filed by: National Penn Bancshares, Inc.
                                                 Pursuant to Rule 425 under the
                                                         Securities Act of 1933
                                              Exchange Act File No.:  333-30640
                                           Subject Company: Peoples First, Inc.



          The following are the text and slides of a webcast presentation entitled "2003 Acquisition and Divestiture Strategy" made by officers of National Penn Bancshares, Inc. on December 19, 2003.

KAREN TROUTMAN:
--------------
I would like to welcome you to National Penn Bancshares, Inc.'s Webcast. We are glad that you are able to join us. Questions will be accepted during the conference call via email. Please use the email button located on the conference call screen to ask your question. Due to time constraints, we may not be able to respond to all of your emails. (Next slide please)

This presentation may contain forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in National Penn's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. National Penn cautions you not to place undue reliance on these statements. National Penn undertakes no obligation to publicly release or update any of these statements.

I would now like to turn today's conference call over to Wayne R. Weidner, Chairman and Chief Executive Officer of National Penn Bancshares.

WAYNE WEIDNER:
-------------
Thank-you. Joining me today is Glenn Moyer, President of National Penn Bancshares and President and CEO of National Penn Bank, and Gary Rhoads, Treasurer and Chief Financial Officer of National Penn Bancshares.

2003 has been a very active year for National Penn Bancshares. In February, we closed on the previously announced acquisition of FirstService Bank located in Bucks County, PA. In September, we sold Panasia Bank, our separately chartered bank located in Bergen County, New Jersey, serving primarily the Asian-American community. Last week, we closed on our acquisition of HomeTowne Heritage Bank located in Lancaster County, PA. And yesterday we announced the signing of the definitive agreement to acquire Peoples Bank of Oxford, located in Chester County, PA. We will review more specific information about this transaction later in the call. (Next slide please)

The purpose of our call today is to review National Penn Bancshares' acquisition and divestiture strategy, to review the 2003 closed and pending transactions and their performance, and to review National Penn Bancshares subsequent to these transactions. (Next slide please)

Our quantitative criteria require that acquisitions be accretive to Earnings Per Share within one year after consummation, and they must enhance our Earnings Per Share growth rates. In addition to the effect on earnings, acquisitions must also maintain the strength of our Balance Sheet, in terms of the quality of the Balance Sheet being acquired, and we are focused on maintaining our capital ratios at "well-capitalized" levels. (Next slide please) Acquisitions must be accretive to Return on Tangible Capital. In addition, we concentrate on markets with strong demographics where we specifically target market share growth. (Next slide please)

As for qualitative factors, we like to see a strong management team, especially at the Senior and mid-manager level who share compatible community bank delivery philosophies with us. We look for opportunities to broaden the products and services of the acquired franchise in order to enhance revenue. And we seek acquisition partners who will enhance the overall franchise value of National Penn Bancshares.

Let me assure you that National Penn Bancshares has a stellar record of integration success. Integration to us means not just consolidating the back-office systems, which indeed is very important, but also the compatibility of our cultures which allows us to choose the best practices between us and our new partners. To demonstrate our progress, the FirstService integration is complete. The Panasia divestiture is complete as well. We expect that the HomeTowne integration will be complete well before the closing of the Peoples transaction. Likewise, we would expect to complete the Peoples integration by year-end 2004. Successful integrations start with our open-minded approach to select best practices between us and our partners, keeping both efficiency and the customers benefit in mind. Our new partners play a key role in our integration success. We have found this to be an effective strategy.

I'll now turn the presentation over to Glenn Moyer.

GLENN MOYER:
-----------
Thank-you and Good Morning. (Next slide please) We are fortunate that our existing geographic footprint covers some of the top growth markets and highest income demographics in the state, including counties such as Berks, Bucks, Chester, Montgomery and Lancaster. One of the overarching goals of our strategic plan is to increase market penetration by creating a recognizable presence in selected areas of our primary geographic footprint. Our tactical approach calls for both organic growth and acquisitions to reach our goals. (Next slide please)

One of our more specific shorter-term goals is to be one of the Top 10 Bank Holding Companies, in terms of deposit market share, in Bucks County, PA. (Next slide please) Our acquisition of FirstService Bank, which closed on February 25, 2003, achieved this goal by improving our deposit market share from 17th to 9th place in Bucks County at that time. FirstService Bank added $400 million in total assets and $289 million in total deposits. Initial indications are promising, as deposits in Bucks County increased 13.5% from the June 2002 FDIC Summary of Deposit Report to the June 2003 FDIC report.

The acquisition of FirstService Bank provided our entree into the insurance business through FirstService Insurance Agency. FirstService Insurance Agency is the result of the combination of three insurance agencies in Bucks County, PA, specializing primarily in commercial property and casualty insurance and employee benefit planning for small businesses. This focus fits our small and middle market business lending niche. We are looking to expand this insurance segment throughout our footprint through both internal and external growth. This will help us achieve another strategic goal, which is to expand fee income as a percentage of total revenue.

FirstService Bank also has an asset management business, FirstService Capital, with approximately $125 million in assets under management. FirstService Capital serves the wealth market in the demographically desirable Bucks County marketplace and is a nice complement to our existing wealth management company, Investors Trust Company. (Next slide please)

WAYNE  WEIDNER:
--------------
National Penn Bancshares' strategic plan stresses our need to remain focused on being client intimate, with a balanced emphasis on our commercial and retail clients. In order to accomplish this goal, we will divest ourselves of initiatives that do not meet our longer term focus. (Next slide please) After development of our strategic plan, it was readily apparent that Panasia Bank was not a longer-term strategic fit. Consequently, in September of this year, we completed the sale of Panasia Bank for $34.5 million and recorded a pre-tax gain of $8.5 million on the transaction. The cash proceeds were put to good use as we completed our purchase of HomeTowne Heritage Bank. (Next slide please)

GLENN MOYER:
-----------
Another specific shorter-term goal in our strategic plan is to increase our presence in Lancaster County, PA. (Next slide please) Our acquisition of HomeTowne Heritage Bank, which occurred on December 12, 2003, achieves this goal. Previously, National Penn Bank had only one community office in Lancaster County. With the addition of HomeTowne Heritage Bank's three community offices, our deposit market share in Lancaster County moves from 17th to 13th place. HomeTowne Heritage Bank brings approximately $165 million in total assets and approximately $133 million in total deposits. Their focus on small business and family-owned agriculture business has provided exceptional growth since they opened their doors almost five years ago. We are extremely excited about our partnership with HomeTowne Heritage Bank and our prospects for continued growth in Lancaster County. We will support their strong and market knowledgeable management team to increase our deposit market share to the Top 10 within a three year period. (Next slide please)

Yet another goal in our strategic plan is to be one of the Top three Bank Holding Companies, in terms of deposit market share, in Chester County. As of June 30, 2003, we stood at 10th place with eleven community offices and $303 million in total deposits in Chester County. (Next slide please) Peoples Bank of Oxford currently has $456 million in total assets and $362 million in total deposits and ten Community Offices. Our combination with Peoples moves us to 2nd place in Chester County deposits. In terms of net interest margin, overhead efficiency, and return on equity, Peoples ranks among the best of the remaining independent banks in Chester County. Peoples' Trust Department has $88 million in managed funds and $41 million in custodial assets, adding approximately $900,000 in fee income to our wealth management group. (Next slide please)

Terms of the transaction call for $49.54 per share of Peoples First, Inc. stock, payable 70% in NPBC shares and 30% in cash. Therefore, the holder of a share of Peoples First, Inc. stock will receive either 1.505 shares of NPBC stock or $49.54 in cash, or some combination thereof. (Next slide please) The pricing multiples are in line with other recently announced deals in our region, representing 28.65 times last twelve months earnings and just over three times book value. The transaction is expected to close by the end of the 2nd quarter 2004. Based on cost savings of approximately 30%, we expect that this transaction will be non-dilutive to earnings per share by the end of the first year of combined operations, and accretive in the second year based on what we and the senior management of Peoples believe to be attainable revenue enhancements. (Next slide please)

In addition to the benefits already mentioned, we are thrilled about our partnership with Peoples Bank of Oxford because it will leverage our current investment in Chester County by creating synergies between our existing franchise and the Peoples franchise. Previously, due to size limitations, Peoples sold participations in their larger credits. Together, we can retain those larger credits in our own loan portfolio. Additionally, we can immediately expand the commercial services available in that market area by offering National Penn's desirable Cash Management, Government Banking, International Trade Services, and Equipment Leasing products and services. (Next slide please) Peoples' strong net interest margin is equivalent to our margin and their deposit mix contains a very strong 24.5% non-interest bearing demand deposits. We are also encouraged by the opportunity to expand into adjacent Cecil County, Maryland as Peoples has a Community Office in Rising Sun that is growing nicely. We expect the Peoples Division to continue their growth in that rapidly growing part of the state. (Next slide please) The existing management team of George Mason and Hugh Garchinsky will concentrate on further expanding the People's Division of National Penn Bank.

I would now like to introduce our Chief Financial Officer, Gary Rhoads, to briefly discuss our financing of this transaction and our capital ratios. (Next slide please)

GARY RHOADS:
-----------
Thank-you Glenn. We computed pro-forma capital ratios by starting with our September 30, 2003 actual results, and adjusted those amounts for the HomeTowne and Peoples transactions. At this point, we did not include any internal generation of capital through retained earnings. Given this most conservative view, we compute that our capital ratios will remain in the "well-capitalized" category as defined by our regulators. It is our intention to retain our capital at the "well-capitalized" level. (Next slide please)

Despite the fact that we will remain "well-capitalized", these transactions will reduce capital to the point where we would anticipate the potential need to generate additional capital. Accordingly, we will review our overall capital management plan during the 1st quarter 2004. If indeed we decide to raise additional capital, it could take the form of a Trust Preferred offering, subordinated debt, or perhaps common stock. Normally we are very sensitive to the potential dilutive effect of a common stock issuance. However, during this time of high bank stock pricing multiples, it is prudent to at least consider common stock issuance if we can show a long-term benefit. Our intention is for the capital plan to support not only the current transactions and our internal asset growth, but to support additional acquisition opportunities as they become available. We intend to remain prepared for other acquisition opportunities, and we understand that we will need to maintain sufficient capital for this purpose. (Next slide please)

WAYNE WEIDNER:
-------------
This slide graphically shows the strategic market expansion and extension provided by our three acquisitions this year. (Next slide please) On a pro-forma basis, after adjustment for the three acquisitions and one divestiture that we discussed, National Penn Bancshares will have approximately $4 billion in total assets with 74 Community offices within our nine county core footprint, and one Community office in Cecil County, Maryland. Pro-forma total loans are $2.6 billion and pro-forma total deposits are $2.9 billion. Total pro-forma wealth assets are approximately $1 billion. Each acquired institution is a strong, customer-focused community banking franchise with high quality deposits in our targeted growth markets. (Next slide please)

In conclusion, National Penn Bancshares strategic vision is to be the most highly regarded financial institution within the markets it serves. (Next slide please) Our strategies of building a super-community Bank Holding Company with a relationship driven sales culture, diversified revenue streams and superior asset quality should provide consistent financial performance and increasing value for our shareholders. (Next slide please)

The continuing incentives for investment in National Penn Bancshares include the geographic location of our franchise and strong commercial relationship growth. Our knowledgeable and experienced management team has produced increased earnings for twenty-five consecutive years. This has allowed us to increase cash dividends for twenty-five consecutive years, and to pay a stock dividend or split for twenty-five consecutive years. Only a small fraction of the publicly traded companies in our country can make that claim. And we believe the actions that we are actively pursuing under our current strategic plan are consistent with our longer term vision. (Next slide please)

This completes our prepared remarks. We will now review any questions we may have received during the presentation.


--------------------------------------------------------------------------------

Concluding comment:
-------------------
This completes our Webcast for today. Thank-you for joining us and thank-you for your on-going interest in National Penn Bancshares. We wish you a happy and safe holiday season.

NATIONAL PENN BANCSHARES, INC.
[LOGO OMITTED]

                                2003 Acquisition
                            and Divestiture Strategy


#  1/December 2003

                                   DISCLAIMER

Please note that this presentation contains forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in NPBC's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. NPBC cautions you not to place undue reliance on these statements. NPBC undertakes no obligation to publicly release or update any of these statements.

# 2/December 2003

                                     Agenda

o To review NPBC's acquisition/divestiture strategy and why it's consistent with our goal to build shareholder value.

o    To review the 2003 closed and pending transactions and their performance

o    To review NPBC subsequent to these transactions.

# 3/December 2003

                              Quantitative Criteria

o    Accretive to EPS within one year after consummation

o    Enhance our EPS growth rates

o    Maintain the strength of our Balance Sheet

     -    Quality companies

     -    Pro-forma capital ratios- focused on "well-capitalized"


# 4/December 2003

                              Quantitative Criteria

o    Accretive to Return on Tangible Capital

o    Strong Market Demographics

o    Improved Market Share


# 5/December 2003

                               Qualitative Factors

o    Enhanced franchise value

o    Experienced senior and mid-level management

o    Opportunity to broaden product offerings and enhance revenue

o    Compatible community bank philosophies

#  6/December 2003

                                 Strategic Plan
GOAL

o Increase market penetration by creating a recognizable presence in selected areas of our geographic footprint.


# 7/December 2003

                               Strategic Plan Goal
Shorter-Term Goal

o Be one of the Top 10 Bank Holding Companies (deposit market share) in Bucks, Lehigh/Northampton, and Montgomery Counties



# 8/December 2003

                                FirstService Bank

o    Bucks County deposit market share improved from 17th to 9th

o    $400 million total new assets

o    $289 million total new deposits

o    FirstService management team operating the division

o    Expanded insurance and asset management opportunities

# 9/December 2003

                                 Strategic Plan
GOAL

o Divest inconsistencies from our strategic focus of being a pre-eminent provider of financial services in designated markets.


#  10/December 2003

                            Panasia Bank Divestiture

o    Panasia Bank no longer a strategic fit

o    Approximately $8.5 million pre-tax gain

o Cash proceeds of $34.5 million used to acquire HomeTowne Heritage Bank; expanding presence in Lancaster County

# 11/December 2003

                               Strategic Plan Goal
Shorter-term Goal

o    Increase our presence in Delaware, Lancaster, and Philadelphia Counties



# 12/December 2003

                             HomeTowne Heritage Bank


o    Significantly  increased presence in Lancaster County
     (Deposit market share improved from 17th to 13th)

o    $165 million total new assets

o    $133 million total new deposits

o    HomeTowne Heritage management operating the division

o Exceptional loan generation focus on small business and family-owned agriculture business

# 13/December 2003

                               Strategic Plan Goal
Shorter-term Goal

o Be one of the Top 3 Bank Holding Companies (deposit market share) in Berks and Chester Counties


# 14/December 2003

                               Peoples First, Inc.

o    Chester County deposit market share improves from 10th to 2nd

o    $456 million total new assets

o    $362 million  total new deposits

o    Peoples management team to operate the division

o In terms of NIM, overhead efficiency, and return on equity, Peoples ranks among the top performing independent banks in the county


# 15/December 2003

                               Transaction Summary


Value per Peoples First, Inc. share (1)         $ 49.54

Transaction value (2)                           $ 148.6 million

Structure (Stock/Cash)                          70% / 30%

Consideration                                   1.505 shares of
                                                NPBC Common
                                                Stock or $49.54
                                                in cash or some
                                                combination
                                                thereof

(1) Based on an NPBC share price of $32.92
(2) Based upon 3,000,382 diluted shares

# 16/December 2003

                               Transaction Summary

Expected Closing                                2Q 2004

Premium to market (1)                             35.7%

Price / LTM EPS                                  28.65 x

Price / Book Value                                3.03 x

(1) Based on closing price of $36.50 per share on 12/17/03

# 17/December 2003

                               Strategic Benefits

o Leverages our current investment in Chester county by creating synergistic benefits between our existing Chester county franchise and the acquired community offices.

o Our combined organization has the ability to retain/expand larger credits. People's currently sells participation in their larger credits.

o Expand commercial services such as Cash Management, Government Banking, International Trade Services, and Equipment Leasing in this market.


# 18/December 2003

                               Strategic Benefits

o People's strong net interest margin of 4.30% through nine months is comparable to our 4.33% margin through the same period.

o People's has a favorable deposit mix with non-interest bearing DDA accounts equal to 24.5% of total deposits

o    Provides an entree into the attractive northern Maryland market.

# 19/December 2003

                               Strategic Benefits

o Mr. Mason and Mr. Garchinsky are willing to stay on and further expand the People's Division.

o We will absorb their Trust Assets into Investors Trust Company with limited additional overhead.


# 20/December 2003

                                 Capital Ratios
                         National Penn Bancshares, Inc.

Pro-forma (adjusted for Peoples First, Inc.)

o    Tier 1 Capital to Average Assets Ratio                     6.37%

o    Tier 1 Capital to Risk-Weighted Assets Ratio               8.49%

o    Total Capital to Risk-Weighted  Assets Ratio               10.02%


# 21/December 2003

                             Transaction Financing


Anticipate combination of Trust Preferred, Subordinated Debt, and internal capital generation during the Executory period.


# 22/December 2003

Expanding
our Footprint

                                 [MAP OMITTED]

                                A Winning Summary

                  NPBC 12/31/02     NPBC Proforma
                  -------------------------------

Total Assets      $ 2.8 Billion     $ 4.0 Billion

Total Loans       $ 1.8 Billion     $ 2.6 Billion

Total Deposits    $ 2.1 Billion     $ 2.9 Billion

Community Offices            58                75
Includes combination of overlapping branches

Assets Under      $ 0.8 Billion     $ 1.0 Billion
Management

# 24/ December 2003

                                Strategic Vision

      "National Penn Bancshares will be the most highly regarded financial institution within the markets it serves."



#25/ December 2003

                              Consistent Strategies

o        Community banking market niche

o        Relationship-driven sales culture

o        Diversified revenue streams

o        Superior asset quality

o        Focus on shareholder value

# 26/December 2003

                              Investment Incentives

o        Geographic location of franchise

o        Strong commercial relationship growth

o        Superior financial performance

o        Knowledgeable and experienced management team

o        Track record of success in creating shareholder value

#27/ December 2003

                   Additional Information and Where To Find It

     This presentation may be deemed to be offering or solicitation material in respect of the proposed merger of National Penn and Peoples. In connection with the proposed transaction, National Penn will file a registration statement on Form S-4 with the SEC.

     SHAREHOLDERS OF PEOPLES ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

     In addition to the registration statement and proxy statement/prospectus, National Penn and Peoples file annual, quarterly and special reports, proxy statements and other information with the SEC.

     Peoples and its directors and officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Peoples in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the proxy statement/prospectus. The final proxy statement/prospectus will be mailed to shareholders of Peoples. Investors and security holders will be able to obtain the documents referred to above free of charge at the SEC's web site, www.sec.gov, from National Penn Investor Relations at (610) 369-6202, or from Peoples Stockholder Relations at (610) 932-9294.

#28/ December 2003

          The following disclosure is made in accordance with Rules 165 and 14a-12 of the Securities and Exchange Commission ("SEC").

          National Penn urges shareholders of Peoples First, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which National Penn will file with the SEC in connection with the proposed merger. This proxy statement/prospectus will contain important information about National Penn, Peoples First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and Peoples First. You may direct such a request to either of the following persons:

         Carl R. Fretz                      Sandra L. Spayd
         Vice Chairman and Secretary        Secretary
         Peoples First, Inc.                National Penn Bancshares, Inc.
         24 S. Third Street                 Philadelphia and Reading Avenues
         Oxford, PA  19363                  Boyertown, PA  19512
         Phone:  (610) 932-9294             Phone:  (610) 369-6202

          In addition to the proposed registration statement and proxy statement/prospectus, National Penn and Peoples First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn or Peoples First at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's and Peoples First's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

          Peoples First and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Peoples First with respect to the transactions contemplated by the merger agreement. Information concerning such officers and directors is included in Peoples First's proxy statement for its 2003 annual meeting of shareholders previously filed with the SEC. This document is available for free on the SEC's website at http://www.sec.gov. It is also available for free from Peoples First. You may direct a request for this document to the Peoples First officer identified above.